Plastec Technologies, Ltd.

PLASTEC TECHNOLOGIES, LTD. TO BEGIN TRADING UNDER NEW TICKER SYMBOL

Hong Kong – February 3, 2010 – Plastec Technologies, Ltd. (OTCBB: GSMXF, GSMEF, GSMWF) (the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiary, Plastec International Holdings Limited (“Plastec”), today announced that it will commence trading on the OTCBB under its new symbols PLTYF (common stock), PLTEF (units) and PLTWF (warrants) tomorrow morning, February 4, 2011.  The Company’s previous symbols were GSMXF, GSMEF, GSMWF.

About Plastec
Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries.  With over 4,600 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (over 159,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China.  Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

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CONTACT:	INVESTOR RELATIONS:
Plastec Technologies, Ltd.	The Equity Group Inc.
Eli D. Scher	Adam Prior
Director	Vice President
eli@plastec.com.hk	(212) 836-9606
aprior@equityny.com
HL Ning
Chief Financial Officer	Katherine Yao
ning@plastec.com.hk	Account Executive
kyao@equityny.com